Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2017

This management’s discussion and analysis (“MD&A”), dated November 2, 2017, should be read in conjunction with the cautionary statement regarding forward-looking statements below and Maxar Technologies Ltd.’s (“Maxar” or the “Company”) condensed consolidated interim financial statements and accompanying notes for the three and nine months ended September 30, 2017, as well as the Company’s annual MD&A and consolidated financial statements for the year ended December 31, 2016. Unless otherwise indicated, the results reported herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars. An additional advisory with respect to the use of non-IFRS financial measures is set out in section “Non-IFRS Financial Measures” of this MD&A. All quarterly and pro forma financial information disclosed in the MD&A is based on unaudited figures.

Unless otherwise indicated, the Company’s significant accounting policies and estimates, contractual obligations, commitments, contingencies, and business risks and uncertainties, as described in its MD&A and consolidated financial statements for the year ended December 31, 2016, are substantially unchanged.

In this report, Maxar and the Company refer to Maxar Technologies Ltd. and its subsidiaries. Year to date means the nine month period ended September 30, 2017.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this MD&A are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements regarding: future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends; the expected benefits from the Company’s acquisition of DigitalGlobe, Inc. (“DigitalGlobe”); the impact of the Company’s acquisition of DigitalGlobe on the Company’s earnings, credit rating, estimated enterprise value and growth rate; the expectation that the Company and its subsidiaries will remain compliant with debt covenants and other contractual obligations; the expected timeline for the Company to fully implement its plan to domicile the ultimate parent of Maxar Technologies Holdings Inc. and DigitalGlobe in the United States by the end of 2019 and the expected benefits therefrom; additional acquisition and integration related costs in future periods; the implementation of the security control agreement and the plans to obtain facility clearance for the offices of Space Systems/Loral, LLC; business and financial outlook; the scope and anticipated revenues of customer contracts, including the progress to bring on-orbit satellite servicing to market; the scope and expected benefits of the restructuring and enterprise improvement initiatives; the capabilities of the satellites built by the Company; the sources of liquidity the Company expects to use to meet its anticipated cash requirements; and the outcome of legal proceedings involving the Company.

Forward-looking statements in this MD&A are based on certain key expectations and assumptions made by the Company. Although the management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-

looking statements are based include, among others, assumptions with respect to: market, industry and general economic conditions; the operations of the businesses of the Company continuing on a basis consistent with prior years; growth in demand for the products and services of the Company’s businesses; the ability of the Company to access financing from time to time on favourable terms; the continuation of executive and operating management or the non-disruptive replacement of them on competitive terms; currency exchange and interest rates being reasonably stable at current rates; the realization of expected benefits and synergies from the Company’s acquisition of DigitalGlobe; compliance with the U.S. regulatory requirements and the requirements of the National Industrial Security Program Operating Manual related to the implementation of the security control agreement and the facility clearance for the offices of Space Systems/Loral, LLC; the Company’s continuing ability to effectively service customers and there being no adverse changes to customer priorities and funding levels; the Company’s continuing ability to implement the restructuring and enterprise improvement initiatives; the Company building its satellites to reliable design specifications; and the accuracy of management’s current assessment of the outcome of legal proceedings involving the Company. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Additionally, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this MD&A. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations or government agency mandates, or funding levels through agency budget reductions, the imposition of budgetary constraints, failure to exercise renewal options, or a decline in government support or deferment of funding for programs in which the Company or its customers participate; the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension; the risk that security clearances or accreditations will not be granted to or maintained by certain U.S. subsidiaries of the Company subject to the requirements of the National Industrial Security Program Operating Manual or other security requirements, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; the loss or damage to any of the Company’s satellites; delays in the construction and launch of any of the Company’s satellites; the Company’s ability to achieve and maintain full operational capacity of all of its satellites; interruption or failure of the Company’s ground systems and other infrastructure; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-United States competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the United States government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under Canadian securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellite; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-United States customers; exposure to foreign currency fluctuations, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; natural disasters or other disruptions affecting the Company’s operations; failure to comply with environmental regulations; insufficient insurance against material claims or losses; and general business and economic conditions in Canada, the U.S. and other countries in which the Company conducts business.

There may be additional risks and uncertainties applicable to the Company related to its acquisition of DigitalGlobe, including that: the Company may not realize all of the expected benefits of the acquisition or the benefits may not occur within the time periods anticipated; the Company incurred substantial transaction fees and costs in connection with the acquisition; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the acquisition; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe and the Company as a successor owner may be responsible for such undisclosed liabilities; and the Company is a target of securities class action and derivative lawsuits and appraisal proceedings which could result in substantial costs.

For additional information with respect to certain of these risks or factors, reference should be made to section “Business Risks and Uncertainties” of the MD&A and notes to the consolidated financial statements for the year ended December 31, 2016, as well with the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.mdacorporation.com.

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this MD&A. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this MD&A.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this MD&A or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information, future events or otherwise, other than as may be required under applicable securities law.

COMPANY PROFILE

On October 5, 2017, the Company announced that MacDonald, Dettwiler and Associates Ltd. was renamed Maxar Technologies Ltd. Maxar is a global communications and information company providing operational solutions to commercial and government organizations worldwide. Maxar’s business is focused on markets and customers with strong repeat business potential, primarily in the Communications sector and the Surveillance and Intelligence sector. In addition, the Company conducts a significant amount of advanced technology development. The Company’s comprehensive capabilities in business and program management, systems engineering, systems integration, testing, and support services address complex customer requirements through the full solutions life cycle.

Communications

In the Communications segment, Maxar offers solutions for cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. The Company is a leading supplier of communication satellites, satellite payloads, satellite antenna subsystems, and associated ground infrastructure and support services. Maxar’s principal customers in this segment are communication satellite operators, communication satellite manufacturers, and government agencies worldwide.

Surveillance and Intelligence

In the Surveillance and Intelligence segment, Maxar offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. The Company is a leading supplier of space-based and airborne surveillance solutions, imaging satellites and ground systems, geospatial information services, and associated support services. The Company also supplies spacecraft and subsystems to the U.S. government and other customers for scientific research and development missions, as well as robotic systems for the space and terrestrial markets.

Acquisition of DigitalGlobe

On October 5, 2017, the Company and DigitalGlobe completed their previously announced merger transaction in accordance with the agreement and plan of merger (the “Merger Agreement”) dated February 24, 2017 between the Company, a corporation organized under the laws of British Columbia, DigitalGlobe, Maxar Technologies Holdings Inc. (formerly known as SSL MDA Holdings, Inc.), a Delaware corporation and wholly owned subsidiary of the Company (“Maxar Holdings”) and Merlin Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Maxar Holdings (“Merger Sub”), pursuant to which, among other things, Merger Sub merged with and into DigitalGlobe (the “DigitalGlobe Transaction”), with DigitalGlobe as an indirect wholly owned subsidiary of the Company.

Under the terms of the Merger Agreement, each DigitalGlobe common share was exchanged for US$17.50 in cash and 0.3132 Maxar common shares, representing a per share value of US$17.50 based on Maxar’s unaffected closing share price of C$73.40 on the Toronto Stock Exchange (“TSX”) on February 16, 2017, the day prior to market speculation about a potential combination, and a C$/US$ exchange ratio of 0.7612. Using Maxar’s share price and foreign exchange rates on October 5, 2017, the total purchase consideration amounted to $2.9 billion (US$2.3 billion).

The DigitalGlobe Transaction brings together complementary space-related capabilities, creating a company uniquely positioned to capture growth in the U.S., Canadian and global Earth observation and geospatial services markets given its ability to provide complete, end-to-end space systems, earth imagery and geospatial solutions. Together, the DigitalGlobe Transaction will leverage a full suite of space-related capabilities, including communications and Earth observation satellites and robotics, ground stations, integrated electro-optical and radar imagery, and advanced data analytics. Additionally, the combined company will provide cloud-based information services that allow commercial and government customers worldwide to better understand activity across the changing planet.

On October 5, 2017, in connection with the DigitalGlobe Transaction, the Company entered into an amended and restated Credit Agreement providing for US$3.75 billion in financing (the “Financing”). The Financing has been used to acquire DigitalGlobe’s equity, refinance DigitalGlobe’s debt, refinance Maxar’s debt, pay transaction fees and expenses, fund working capital, and for general corporate purposes. Total debt drawn under the Financing at closing on October 5, 2017 amounted to $3.9 billion (US$3.2 billion). The Company also acquired $148 million (US$119 million) in cash held by DigitalGlobe at closing after payment of $58 million (US$46 million) for DigitalGlobe’s transaction expenses. Refer to section “Liquidity” of this MD&A for further discussion of the Financing.

Maxar’s established global customer base is now served by more than 6,500 employees operating from 21 locations in the United States, Canada, and internationally.

Prior to the DigitalGlobe Transaction, the Company’s common shares traded on the TSX under the symbol MDA. During the second quarter of 2017, the Company successfully registered with the Securities and Exchange Commission and after closing the DigitalGlobe Transaction, Maxar began trading as a dual-listed company on both the TSX and the New York Stock Exchange under the symbol MAXR.

Executive Management and Board of Directors Changes

On October 5, 2017, the Company made several executive management appointments concurrent with closing the DigitalGlobe Transaction. The appointments strengthen and position the Company to serve the U.S. government, international governments and the Company’s commercial customers as a mission-critical partner with an expanded portfolio of space technology solutions.

Notable appointments at the Executive Vice President level include:

•	William McCombe as Executive Vice President and Chief Financial Officer of the Company. Mr. McCombe succeeds Anil Wirasekara, who stepped down after serving in that role for 23 years. Mr. McCombe previously served as Senior Vice President and Chief Financial Officer of Maxar Technologies Holdings Inc., the holding company for the operating subsidiaries of the Company. Mr. Wirasekara will continue with Maxar Holdings and serve as the senior financial executive based in Canada, reporting to Chief Executive Officer Howard L. Lance, with a significant portfolio of responsibilities;

•	Timothy M. Hascall as Executive Vice President and Chief Operations Officer of Maxar Holdings. Mr. Hascall previously served as Executive Vice President responsible for the Imagery business unit at DigitalGlobe, including operations and customer experience; and

•	Dr. Walter S. Scott as Executive Vice President and Chief Technology Officer of Maxar Holdings. Dr. Scott is the founder of DigitalGlobe and previously served as Chief Technology Officer and executive leader of the Platform and Services businesses for the company. He founded DigitalGlobe in 1992 as WorldView Imaging Corporation, the first company to receive a high-resolution commercial remote sensing license from the U.S. Government.

Notable appointments at the business unit level include:

•	Daniel Jablonsky as President of DigitalGlobe. Mr. Jablonsky previously served as General Manager of the U.S. and International Defense and Intelligence businesses at DigitalGlobe and concurrently as Senior Vice President and General Counsel of the company.

•	Tony Frazier as President of Radiant Solutions, a newly created business unit formed from the combination of MDA Information Systems LLC and DigitalGlobe’s Radiant division. Mr. Frazier previously served as Senior Vice President and General Manager of DigitalGlobe’s Radiant division.

In the second quarter of 2017, the Company appointed Dario Zamarian as President of its Space Systems Loral (“SSL”) business unit, succeeding John Celli, who retired after 36 years of service. Mr. Zamarian’s responsibilities include all of the satellite and space systems markets that SSL serves including GEO communications, LEO communications and Earth observation, space infrastructure services and U.S. government systems. Effective October 31, 2017, Don Osborne, President of the MDA Information Systems business unit, resigned from the Company.

Howell M. Estes III, L. Roger Mason, Jr. and Nick S. Cyprus, all of whom served as directors of DigitalGlobe immediately prior to the closing of the DigitalGlobe Transaction and were elected to the Company’s board of directors at the Company’s annual and special meeting of shareholders held on July 27, 2017 conditional on the completion of the DigitalGlobe Transaction, joined the Company’s board of directors on October 5, 2017. The Company’s board of directors now consists of eleven directors.

Security Control Agreement and Facility Clearance

On January 26, 2017, the Company, together with its U.S. based subsidiary, Maxar Holdings, and the U.S. Department of Defense entered into a Security Control Agreement (“SCA”) and began operating under the agreement. The SCA authorizes the Company to pursue and execute classified U.S. government programs in the U.S. government space and defense markets. The Company continues to seek facility clearance for its subsidiary Space Systems/Loral, LLC in Palo Alto, California from the Defense Security Service (“DSS”). The Company expects to receive facility clearance for SSL in the coming months.

U.S. Access Plan

The combined company will continue to execute its U.S. Access Plan strategy. This will include further reorganization of all or part of the combined company’s corporate and operating structure to ensure that the ultimate parent of Maxar Holdings and DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.

NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include operating earnings, operating earnings per share and operating EBITDA. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines operating earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, non-operational income and expenses, amortization of acquisition related intangible assets, share-based compensation, and other gains or losses. The use of the term “non-operational income and expenses” is defined by the Company as those items or income and expense that do not impact operating decisions taken by the Company’s management and is based upon the way the Company’s management evaluates the performance of the Company’s business for use in the Company’s internal management reports. Income tax expense on operating earnings is computed using the substantively enacted income tax rate, adjusted to account for the specified items affecting comparability. Operating earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. The Company believes that the disclosure of operating earnings and operating earnings per share allows investors to evaluate the operational and financial performance of the Company’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of the Company’s performance or expected performance of recurring operations.

The Company defines operating EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain corporate expenses and items affecting comparability as specified in the calculation of operating earnings. Operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The Company also discloses segment operating EBITDA as a measure of each reporting segment’s profitability and contribution to operating EBITDA.

Operating earnings, operating earnings per share and operating EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

OVERVIEW

The following table provides selected financial information for the Company.

	Three months ended September 30,		Nine months ended September 30,
Results of Operations	2017	2016	2017	2016
($ millions, except per common share amounts)
Consolidated revenues	421.3	495.9	1,419.3	1,560.9
Operating EBITDA[1]	89.9	84.3	273.4	277.9

Operating earnings[1]	44.9	46.1	136.8	159.2
Operating earnings per share[1]	1.23	1.26	3.75	4.36

Net earnings	14.9	41.8	46.6	107.7
Net earnings per share, basic	0.41	1.15	1.28	2.96
Net earnings per share, diluted	0.41	1.12	1.28	2.92

Weighted average number of common shares outstanding:
(millions)
Basic	36.5	36.4	36.5	36.4
Diluted	36.5	36.6	36.5	36.5

Financial Position	September 30, 2017		December 31, 2016
($ millions)
Total assets		3,279.3		3,438.9
Total long-term debt		881.9		806.6
Shareholders’ equity		1,091.0		1,158.7

[1]	This is a non-IFRS financial measure. Refer to section “Consolidated Results” for a reconciliation of operating EBITDA and operating earnings to net earnings.

Overall performance

The Company achieved solid financial results in the third quarter of 2017 despite lower revenue from geostationary communications satellite activity than in recent quarters, offset by strong growth in its Surveillance and Intelligence segment. Although third quarter consolidated revenues decreased to $421.3 million from $495.9 million year-over-year, operating EBITDA increased to $89.9 million from $84.3 million on strong cost containment efforts, a higher contribution to total revenue from the higher margin Surveillance and Intelligence segment and the absence of a contract loss provision of

$10.0 million in the Surveillance and Intelligence segment that was recognized in the third quarter of 2016. Operating earnings were $44.9 million ($1.23 per share) compared to $46.1 million ($1.26 per share) for the third quarter of 2016, primarily due to the addition of non-cash interest expense from the orbital securitization liability and a higher effective income tax rate on operating earnings. The Company generated $41.4 million in cash from operating activities in the third quarter of 2017 compared to having used $23.1 million for the same period of last year. The increase in cash from operating activities related primarily to higher customer payments on satellite construction programs, and more favourable timing of customer payments compared to revenue recognized under percentage of completion accounting, offset by higher payments for acquisition and restructuring related expenses. Refer to sections “Consolidated Results” and “Results by Segment” of this MD&A for further discussion on overall performance.

Net earnings under IFRS for the third quarter of 2017 were $14.9 million compared to $41.8 million for the same period of last year. Net earnings were impacted by the inclusion and variability of certain large, non-operational items, particularly share-based compensation expense, restructuring costs, acquisition related expense and non-cash foreign exchange differences.

Refer to section “Pro Forma Financial Information” of this MD&A for discussion of summary unaudited pro forma financial information of Maxar combined with DigitalGlobe for the three and nine month periods ended September 30, 2017.

CONSOLIDATED RESULTS

The following table provides selected financial information for the periods indicated, including a reconciliation of operating EBITDA and operating earnings to net earnings.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
($ millions, except per common share amounts)
Consolidated revenues	421.3	495.9	1,419.3	1,560.9
Operating EBITDA	89.9	84.3	273.4	277.9
Operating EBITDA as a percentage of revenues	21.3%	17.0%	19.3%	17.8%
Corporate expense	(4.9)	(3.9)	(16.2)	(12.4)
Net finance expense	(13.9)	(11.4)	(42.4)	(36.0)
Depreciation and amortization[1]	(14.0)	(14.9)	(43.8)	(44.4)
Income tax expense on operating earnings	(12.2)	(8.0)	(34.2)	(25.9)

Operating earnings	44.9	46.1	136.8	159.2
Operating earnings per share	1.23	1.26	3.75	4.36
Items affecting comparability:
Share-based compensation recovery (expense)	(6.6)	3.0	(15.6)	(24.5)
Amortization of acquisition related intangible assets	(10.0)	(11.1)	(31.4)	(32.3)
Acquisition related expense	(12.0)	—	(38.8)	—
Restructuring and enterprise improvement costs	(1.0)	—	(21.4)	(4.8)
Executive compensation settlement	—	—	—	(3.0)
Foreign exchange differences	0.5	2.0	13.8	3.6
Income tax expense adjustment	(0.9)	1.8	3.2	9.5

Net earnings	14.9	41.8	46.6	107.7

[1]	Excludes amortization of acquisition related intangible assets.

Consolidated revenues

Consolidated revenues for the third quarter of 2017 were $421.3 million compared to $495.9 million for the same period of last year. The Communications segment contributed revenues of $256.0 million (third quarter of 2016 - $354.8 million) and the Surveillance and Intelligence segment contributed revenues of $165.3 million (third quarter of 2016 - $141.1 million).

Consolidated revenues for the nine months ended September 30, 2017 were $1,419.3 million compared to $1,560.9 million for the same period of last year. The Communications segment contributed revenues of $920.4 million (nine months ended September 30, 2016 - $1,119.4 million) and the Surveillance and Intelligence segment contributed revenues of $499.0 million (nine months ended September 30, 2016 - $441.5 million). Revenues from the Communications segment decreased compared to the prior year period due to a lower level of geostationary communications satellite construction activity, resulting from a decrease in the total dollar value of awards in the geostationary communications satellite industry since the beginning of 2015 compared to historical averages. Revenues from the Surveillance and Intelligence segment increased when compared to the prior year period due to higher revenue from contracts with the U.S. government and other customers to supply spacecraft for scientific research and development missions and to perform design studies. The Company’s revenue profile in future periods will be dependent on the number and dollar value of satellite contracts awarded in future periods.

Refer to section “Results by Segment” of this MD&A for further discussion of the Company’s revenues by segment.

Order backlog

Order backlog, representing the estimated dollar value of firm funded contracts for which work has not been performed, was $2.3 billion as at September 30, 2017, compared to $2.0 billion as at June 30, 2017 and $2.4 billion as at December 31, 2016. Order backlog at September 30, 2017 does not include the full value of certain bookings or selections where contracts have not been finalized or are subject to financing contingencies or unexercised contract options and potential orders under indefinite delivery/indefinite quantity contracts.

In the first quarter of 2017, the Company was selected by the National Aeronautics and Space Administration’s (“NASA”) Jet Propulsion Laboratory to provide a spacecraft platform for a NASA Discovery Mission to explore the metallic asteroid 16 Psyche; however, the full value of the contract, expected to exceed approximately $100 million (US$75 million), is also not yet reflected in backlog as at September 30, 2017. Order backlog at September 30, 2017 also does not include the value of the Star One D2 satellite contract awarded to the Company by Embratel Star One in October 2017.

Order backlog at September 30, 2017 includes the value of the WorldView Legion satellite constellation contract awarded to the Company by DigitalGlobe in the second quarter of 2017. On October 5, 2017, the value of this contract was removed from backlog as it became an intercompany contract upon closing the DigitalGlobe Transaction. Post October 5, 2017, the costs incurred to build the satellite will be capitalized on the Company’s balance sheet as property, plant and equipment.

Refer to section “Results by Segment” of this MD&A for further discussion of bookings activity by segment.

Operating EBITDA

Operating EBITDA is a measure utilized by management to evaluate the operational performance of the Company’s operating segments. For the third quarter of 2017, operating EBITDA was $89.9 million and operating EBITDA as a percentage of consolidated revenues (“operating EBITDA margin percentage”) was 21.3%. This is compared to operating EBITDA of $84.3 million and operating EBITDA margin percentage of 17.0% for the third quarter of 2016. The increase in margin percentage was primarily due to a change in mix of revenues between operating segments with a higher contribution to revenue from the higher margin Surveillance and Intelligence segment, and the inclusion of a contract loss provision of $10.0 million on a program in the Surveillance and

Intelligence segment in the third quarter of 2016.

Operating EBITDA for the nine months ended September 30, 2017 was $273.4 million compared to $277.9 million for the same period of 2016. Although revenues decreased when compared to the same period in the prior year, the impact on margins was offset by cost containment efforts, a change in mix between operating segments and the absence of a $10 million contract loss provision incurred in the prior year period. Operating EBITDA margin percentage increased to 19.3% compared to 17.8% achieved in the corresponding period of last year, or compared to 18.4% excluding the $10.0 million contract loss provision. The Communications segment contributed operating EBITDA of $134.6 million (nine months ended September 30, 2016 - $173.9 million) and the Surveillance and Intelligence segment contributed operating EBITDA of $138.7 million (nine months ended September 30, 2016 - $104.0 million).

Operating EBITDA margin percentage will fluctuate from period to period with changes in the revenue mix, including proportion of construction contracts and services contracts, volume of subcontract activity, life cycle of large dollar value contracts and timing of recognition of investment tax credits. In addition, the Company revises cost and revenue estimates on contracts in the ordinary course of business. When applying the percentage of completion method of revenue recognition, the inception to date impact of changes in estimates, including the recognition or reversal of a contract loss provision, is recognized in the period the changes are determined by management and may impact margin percentages.

Refer to section “Results by Segment” of this MD&A for discussion of operating EBITDA by segment.

Corporate expense

Unallocated corporate expense for the third quarter of 2017 was $4.9 million compared to $3.9 million for the same period of last year. For the nine months ended September 30, 2017, corporate expense was $16.2 million compared to $12.4 million for the same period of last year. Corporate expense is not considered in management’s evaluation of operating unit performance and includes such items as corporate office costs, regulatory costs, executive and director compensation, and fees for audit, legal and consulting services. The increase over the comparative prior year periods reflects the incremental cost of setting up and maintaining the Company’s current operating company structure.

Net finance expense

The following table shows the components of net finance expense for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
($ millions)
Finance expense:
Interest on long-term debt	9.5	8.9	26.6	25.9
Interest expense on defined benefit pension and other post-retirement benefit obligations	2.7	3.1	9.0	9.6
Interest on orbital securitization liability	2.3	—	7.7	—
Capitalization of borrowing costs	(1.4)	(0.8)	(4.2)	(2.2)
Imputed interest and other	0.9	0.3	3.5	3.0
Finance income	(0.1)	(0.1)	(0.2)	(0.3)

Net finance expense	13.9	11.4	42.4	36.0

For the three and nine month periods ended September 30, 2017, the increase in net finance expense was primarily due to non-cash accretion interest on the orbital securitization liability which was not applicable in the same periods of last year.

Depreciation and amortization

The following table shows depreciation and amortization expense for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
($ millions)
Property, plant and equipment	10.4	11.3	32.3	34.0
Intangible assets[1]	3.6	3.6	11.5	10.4

Depreciation and amortization	14.0	14.9	43.8	44.4

[1]	Excludes intangible assets arising on acquisitions.

For the three and nine month periods ended September 30, 2017, the decrease in depreciation and amortization expense was primarily due to the impact from foreign currency translation.

Income tax expense on operating earnings

Income tax expense on operating earnings for the nine months ended September 30, 2017 was $34.2 million, representing an effective income tax rate of 20.0% compared to $25.9 million or an effective income tax rate of 14.0% for the same period of last year. Income tax expense is computed by applying the substantively enacted income tax rate to net earnings for the period, adjusting for non-deductible expenses and the recognition of deferred tax assets. To compute income tax expense on operating earnings and the effective income tax rate, income tax expense is computed using an estimated annual tax rate, adjusted for specific items affecting comparability such as share-based compensation and amortization of acquisition related intangible assets. The increase in the effective income tax rate on operating earnings was primarily due to the change in mix of income from various jurisdictions. Cash tax recovery for the nine months ended September 30, 2017 was $2.5 million compared to cash tax expense of $6.3 million for the same period of last year.

Operating earnings

Operating earnings, or net earnings excluding the impact of specified items affecting comparability, were $44.9 million ($1.23 per share) for the third quarter of 2017 compared to $46.1 million ($1.26 per share) for the same period of last year. For the year to date, operating earnings were $136.8 million ($3.75 per share) compared to $159.2 million ($4.36 per share) for the nine months ended September 30, 2016. The decrease reflected lower operating EBITDA and higher unallocated corporate expenses, as well as additional non-cash interest expense from the orbital securitization liability and a higher effective income tax rate on operating earnings.

Net earnings

The comparison of financial results under IFRS between periods is impacted by the inclusion and variability of specified items that may not be indicative of the operational and financial performance of the Company’s ongoing business. After including the specified items affecting comparability, net earnings for the third quarter of 2017 were $14.9 million compared to $41.8 million for the same period of last year. For the nine months ended September 30, 2017, net earnings were $46.6 million compared to $107.7 million for the corresponding period of 2016. Certain of these specified items affecting comparability are discussed below.

Share-based compensation

Share-based compensation expense was $6.6 million in the third quarter of 2017 compared to a recovery of $3.0 million for the same period of 2016. For the nine months ended September 30, 2017, share-based compensation expense was $15.6 million compared to $24.5 million for the same period of last year. Share-based compensation is an important aspect of compensation for management and key employees. However, the accounting expense under IFRS based on fair valuation, which is estimated using complex option pricing models incorporating factors such as the expected life of options and market volatility, is beyond the Company’s control and can vary significantly from period to period. Further, the accounting fair value adjustments are not reflective of actual cash outlays by the Company in any particular period. The Company believes that the exclusion of share-based compensation reduces volatility in net earnings and facilitates the comparison of financial results across periods.

The average cash outlay on share-based compensation was approximately $1.3 million per quarter since the second quarter of 2015 when the Company began settling the majority of share-based compensation awards with equity instead of cash. Over the twelve-month period ended September 30, 2017, cash outlay on share-based compensation was equivalent to 0.4% of total salaries and benefits.

Amortization of acquisition related intangible assets

The Company’s acquisitions of SSL in 2012 and Advanced Systems in 2014 have resulted in fair value adjustments to finite life intangible assets, which are being amortized over estimated lives of five to twenty years. Amortization expense on acquisition related intangible assets for the third quarter of 2017 was $10.0 million compared to $11.1 million for the same period of last year. For the nine months ended September 30, 2017, amortization expense on acquisition related intangible assets was $31.4 million compared to $32.3 million in the same period of last year.

The acquisition related intangible assets, consisting of technology, software, trade names and other intellectual property, are generally non-recurring expenditures as the Company does not need to replace these assets at the end of their lives to continue to operate its business. Ongoing maintenance and support costs are expensed as incurred and any internally developed technology and software that are capitalized post-acquisition are amortized in the normal course of business. All other research and development costs are expensed as incurred. The Company believes that the exclusion of amortization expense on acquisition related intangible assets provides a better representation of the results of the Company’s ongoing operations.

Acquisition related expense

During the three and nine month periods ended September 30, 2017, the Company incurred expenses of $12.0 million and $38.8 million, respectively, for legal, tax, consulting and other acquisition and integration costs in connection with the DigitalGlobe Transaction that were not contingent upon closing the transaction. On October 5, 2017, the Company recognized an additional $51.7 million (US$41.4 million) of transaction related expenses for investment banking fees, make-whole premium relating to prepayment of its term notes payable and other costs that were contingent upon closing and expects to recognize additional acquisition and integration related costs in future periods. Acquisition related expenses have been excluded from the calculation of operating earnings and operating earnings per share as the Company believes that this allows for more meaningful period-to-period comparisons as these costs are not reflective of ongoing operating expenses.

Restructuring and enterprise improvement costs

In response to changes in the geostationary communications satellite market, the Company commenced a restructuring project to reduce headcount at its Palo Alto manufacturing facility and to implement enterprise improvement initiatives at Palo Alto and its other operations aimed at reducing overhead costs, increasing supply chain value and increasing efficiency of production processes. The Company has established a team consisting of senior management and other key employees dedicated to managing the improvement initiatives and to continually evaluate additional long-term measures to improve efficiency. The majority of the enterprise improvement initiatives are now firmly entrenched into the Company’s supply chain, engineering and production processes and form an integral part of ongoing business processes. In connection with the implementation of these initiatives, the Company incurred costs of $21.4 million for the nine month period ended September 30, 2017 compared to $4.8 million for same period in 2016. For the nine month period ended September 30, 2017, restructuring and enterprise improvement costs included severance for employee terminations of $15.4 million (nine month period ended September 30, 2016 - $4.8 million) and consulting fees of $6.0 million (nine month period ended September 30, 2016 - nil). The Company expects to incur additional restructuring costs after closing the DigitalGlobe Transaction on October 5, 2017 in order to realize further benefits from synergies as planned.

The Company believes that the exclusion of these restructuring and enterprise improvement costs from net earnings provides for better period-to-period comparisons of operating results of the Company’s ongoing operations.

Foreign exchange differences

As described below, the Company excludes certain foreign exchange gains and losses from the calculation of operating EBITDA and operating earnings as these gains and losses can result in significant variability in net earnings but have little bearing on operating performance.

(a)	Foreign exchange timing differences on certain project-related foreign exchange forward contracts not subject to hedge accounting

Certain foreign exchange derivative contracts entered into by the Company to hedge foreign currency exposures did not qualify for hedge accounting as the timing of the anticipated cash flows for certain revenue contracts or subcontracts could not be predicted with sufficient certainty. Accordingly, the fair value adjustments on these derivative contracts were recognized in net earnings immediately. This resulted in timing differences between the recognition of fair value adjustments in earnings versus revenues and costs, which were recognized on the percentage of completion basis using spot rates. Had these derivative contracts qualified for hedge accounting, the fair value adjustments would have been deferred and accumulated in other comprehensive income until the hedged revenues or costs were recognized, eliminating the timing differences. For the nine months ended September 30, 2017, management’s estimate of the foreign exchange timing differences on these derivative contracts not subject to hedge accounting was a gain of $2.7 million compared to a gain of $2.0 million for the same period of last year.

(b)	Foreign exchange gains and losses on translation of intercompany balances

As part of its cash management efforts, the Company frequently advances funds between group entities that have differing functional currencies. The foreign currency exposure on these intercompany loans is not hedged. As a result, currency fluctuations, particularly between the Canadian and U.S. dollar, can result in significant unrealized foreign exchange gains or losses on the translation of the intercompany loans. For the nine months ended September 30, 2017, the Company recognized unrealized foreign exchange gains on translation of intercompany loans of $4.6 million compared to gains of $0.5 million for the same period last year. These unrealized foreign exchange gains or losses can impact the comparability of net earnings and will only reverse upon disposal or liquidation of the associated foreign operation.

(c)	Unrealized foreign exchange gains and losses on translation of long-term foreign currency denominated financial assets and liabilities

The Company recognizes unrealized foreign exchange gains and losses when translating certain long-term foreign currency denominated financial assets and liabilities at each period end. For example, the translation of a portion of the Company’s U.S. dollar denominated long-term debt and Euro denominated orbital receivables, that have neither been hedged nor subject to hedge accounting, results in the recognition of unrealized foreign exchange gains and losses in the Company’s consolidated financial statements. For the nine months ended September 30, 2017, the Company recognized unrealized foreign exchange gains on translation of long-term foreign currency denominated financial assets and liabilities of $6.5 million compared to $1.1 million for the same period last year.

The Company conducts business internationally and is subject to fluctuations in foreign currencies, particularly the U.S. dollar and the Euro. The effect of foreign currency fluctuations impacts the Company’s revenues, expenses, assets, liabilities and order backlog, as reported in Canadian dollars. Fluctuations of the U.S. dollar relative to the Canadian dollar would result in variability to revenue and expenses from the Company’s operations based in the United States, as well as to interest expense on long-term debt.

Financial position

The Company had total assets of $3.3 billion as at September 30, 2017 compared to $3.4 billion as at December 31, 2016. Assets and liabilities generally decreased during the nine month period ended September 30, 2017 due to foreign currency translation. The following table explains the changes to certain assets and liabilities over the nine month period ended September 30, 2017.

In $ millions	Increase (Decrease)	Explanation
Trade and other receivables	(43.3)	Trade and other receivables will vary depending on the timing of milestone billings on large construction programs. The decrease reflected lower milestone billings on satellite programs in the weeks leading up to September 30, 2017 compared to December 31, 2016 and the impact of foreign currency translation.

Construction contract assets	62.6	Construction contract assets relate to unbilled receivables or revenues earned on construction contracts in excess of progress billings. The increase was primarily due to the variability in the timing of billings on large dollar value construction contracts in the ordinary course of business.

Non-financial assets, current	(42.9)	The decrease in non-financial assets relates primarily to a drawdown of advances paid to launch vehicle suppliers in the ordinary course of business.

Orbital receivables, non-current	(37.9)	The decrease in orbital receivables was primarily due to a prepayment from one customer and the impact of foreign currency translation.

Employee benefits liabilities, current	(33.7)	The current portion of employee benefits liabilities primarily consists of accruals for salaries and benefits. The decrease was primarily due to the payment of variable pay to employees and changes in salary and benefit accruals in the ordinary course of business.

Construction contract liabilities	(74.9)	Construction contract liabilities represent advances received from customers on construction contracts and contract loss provisions. The decrease was primarily due to a drawdown of advances received in prior periods, the variability in the timing of advance billings on large dollar value construction contracts in the ordinary course of business and the impact of foreign exchange translation.

Long-term debt, current portion	(134.3)	The decrease in the current portion of long-term debt related to the repayment of the 2017 Term Notes. Refer to section “Liquidity” of this MD&A for further discussion.

Total long-term debt as at September 30, 2017 was $881.9 million compared to $806.6 million as at December 31, 2016. The following table shows the changes to long-term debt for the nine months ended September 30, 2017.

($ millions)
Balance as at December 31, 2016	806.6
Proceeds from revolving loan facility and other long-term debt	288.2
Repayment of 2017 Term Notes	(131.9)
Repayment of 2024 Term Notes	(13.5)
Foreign currency translation and other	(67.5)

Balance as at September 30, 2017	881.9

During the first quarter of 2017, the Company used proceeds from its revolving loan facility to repay its 2017 Term Notes in full upon maturity on February 22, 2017 and a portion of its 2024 Term Notes.

Shareholders’ equity as at September 30, 2017 was $1,091.0 million compared to $1,158.7 million as at December 31, 2016. The following table shows the changes to shareholders’ equity for the nine months ended September 30, 2017.

($ millions)
Balance as at December 31, 2016	1,158.7
Net earnings	46.6
Other comprehensive loss	(87.5)
Dividends	(40.4)
Equity-settled share-based compensation expense	9.2
Common shares issued under employee share purchase plan	4.4

Balance as at September 30, 2017	1,091.0

Other comprehensive loss was mainly comprised of unrealized foreign exchange losses arising from the translation of the results of foreign operations. Such foreign currency translation adjustments are wholly dependent on fluctuations of the Canadian dollar relative to foreign currencies and could result in unrealized gains or losses that may vary significantly from period to period.

RESULTS BY SEGMENT

The Company analyzes financial performance by segments, which group related activities within the Company. The Company’s two reportable operating segments are Communications and Surveillance and Intelligence. Inter-segment transactions have been eliminated from the segmented financial information discussed below. In the fourth quarter of 2017, Maxar will begin reporting DigitalGlobe financial results in a third reportable operating segment.

Communications

Maxar offers solutions for cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. The Company is a leading supplier of communication satellites, satellite payloads, satellite antenna subsystems, and associated ground infrastructure and support services. Maxar’s principal customers in this segment are communication satellite operators, communication satellite manufacturers, and government agencies worldwide.

The following table provides selected financial information for the Communications segment.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
($ millions)
Revenues	256.0	354.8	920.4	1,119.4
Operating EBITDA	43.0	58.2	134.6	173.9

Revenues from the Communications segment were $256.0 million in the third quarter of 2017 compared to $354.8 million in the same period of last year. For the nine months ended September 30, 2017, revenues were $920.4 million compared to $1,119.4 million for the nine months ended September 30, 2016. Although the total dollar value of geostationary communication satellite awards to the Company has remained relatively stable since 2015, there has been a step down in total number and dollar value of awards compared to historical averages prior to 2015. Revenues have decreased year-over-year as programs awarded prior to 2015 have been completed and have been replaced by this lower level of award value since 2015. Satellite operators in the communications satellite industry have continued to delay award decisions to evaluate geostationary and other competing satellite system architectures and other changes in the industry. The Company is confident in its ability to adapt to changes in customer demand and maintain its leading market share position in the face of evolving technology trends.

Changes in revenues from year to year are influenced by the size, timing and number of satellite contracts awarded in the current and preceding years and the length of the construction period for satellite contracts awarded. Revenues on satellite contracts are recognized on a percentage of completion method over the construction period, which typically range between 20 to 36 months and up to 48 months in special situations.

Operating EBITDA margin percentage from the Communications segment for the nine months ended September 30, 2017 was 14.6% compared to 15.5% for the same period in the prior year. The Company has been able to maintain operating EBITDA margin percentage in the Communications segment at current levels through cost containment and restructuring efforts as well as from the benefits of enterprise improvement initiatives implemented at the Company’s Palo Alto manufacturing facility in prior periods.

Notable bookings in the Communications segment announced in the third quarter of 2017 included:

•	a contract to provide JUPITER™ 3, a transformational Ultra High Density Satellite, to Hughes Network Systems, LLC (“Hughes”) to be designated EchoStar XXIV. JUPITER™ 3 will be the largest satellite constructed by the Company to date. The technologies included in this satellite will provide more concentrated capacity over high-use areas than any other satellite and will power future generations of Hughes consumer, enterprise and aeronautical services across the Americas;

•	an authorization to proceed from Sierra Nevada Corporation to provide a communications subsystem for on-board communication signal processing capabilities for the Dream Chaser® Cargo System;

•	a contract with Boeing Satellite Systems, Inc. to supply a communication antenna subsystem for the AMOS-17 satellite. Scheduled for launch in 2019, AMOS-17 will expand and strengthen Spacecom’s coverage of the growing satellite service markets in Africa, the Middle East and Europe; and

•	a contract with the Korea Aerospace Research Institute to provide a communication subsystem to support the Korean Lunar Exploration Program, a project to develop the first lunar probe in Korea and secure the necessary technology for lunar exploration, such as an orbiter, a landing module, science payload, and deep space communication.

Since the start of the third quarter, three geostationary satellites built by the Company were successfully launched.

•	The Amazonas 5 satellite, designed and built for HISPASAT, will be used for video content delivery and internet connectivity in Latin America.

•	The AsiaSat 9 satellite, designed and built for Asia Satellite Telecommunications Company Limited, provides high-power C-band coverage and additional Ku-band capacity for direct-to-home television broadcast, video distribution, VSAT broadband networks and mobility services across the Asia-Pacific region.

•	BSAT-4a satellite, designed and built for Broadcasting Satellite System Corporation, will be used for Direct-to-Home (DTH) television service in Japan.

Surveillance and Intelligence

Maxar offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. The Company is a leading supplier of space-based and airborne surveillance solutions, imaging satellites and ground systems, geospatial information services, and associated support services. The Company also supplies spacecraft and subsystems to the U.S. government and other customers for scientific research and development missions, as well as robotic systems for the space and terrestrial markets.

The following table provides selected financial information for the Surveillance and Intelligence segment.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
($ millions)
Revenues	165.3	141.1	499.0	441.5
Operating EBITDA	46.9	26.1	138.7	104.0

Revenues from the Surveillance and Intelligence segment were $165.3 million in the third quarter of 2017 compared to $141.1 million in the same period of last year. For the nine months ended September 30, 2017, revenues were $499.0 million compared to $441.5 million for the corresponding period of last year. The increase was primarily due to higher revenue from contracts with the U.S. government and other customers to supply spacecraft for scientific research and development missions and to perform design studies.

Operating EBITDA margin percentage from the Surveillance and Intelligence segment for the nine months ended September 30, 2017 was 27.8% compared to 23.6% for the same period of last year. The increase in margin percentage reflected the mix of contracts, variability in the volume of subcontract activity, a higher amount of investment tax credits recognized and the inclusion of a contract loss provision in the prior year.

Notable bookings in the Surveillance and Intelligence segment in the third quarter of 2017 included:

•	a contract amendment with the National Geospatial-Intelligence Agency (“NGA”) for its Geospatial Terminal Operations requirement. The Company will provide an additional year of software systems and services to automate the production of NGA’s aeronautical charting products associated with flight operations at airports and the airspace immediately around them;

•	a five-year contract with Defence Research and Development Canada to help develop and validate airborne and ground-based hyperspectral imaging capabilities in ultraviolet, visible near-infrared and low-wave infrared spectral ranges. Maxar will lead a team of five Canadian organizations with expertise in hyperspectral imaging and data analysis;

•	a contract with the Asia Pulp & Paper Group (“APP”), one of the world’s largest pulp and paper groups, and part of the Sinar Mas group of companies. Maxar will provide a near real-time Forest Alert Service to assist APP in demonstrating to its stakeholders that they are meeting their zero deforestation commitments, underpinning their Forest Conservation Policy; and

•	a five-year contract with Canada’s Department of National Defence (“DND”) that includes one base year in addition to four one-year renewals. Maxar will extend its operational support which includes the use of the east and west coast RADARSAT-2 ground systems for the DND Polar Epsilon Near Real-Time Ship Detection system.

QUARTERLY INFORMATION

The following table summarizes selected financial information (unaudited) for the eight most recently completed quarters.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2017	2017	2017	2016	2016	2016	2016	2015
($ millions, except per common share amounts)
Consolidated revenues	421.3	503.7	494.3	502.9	495.9	502.5	562.4	544.3
Operating EBITDA[1]	89.9	94.3	89.2	92.9	84.3	96.4	97.2	94.8
Operating earnings[1]	44.9	47.0	44.9	51.7	46.1	57.2	55.9	54.9
Operating earnings per share	1.23	1.29	1.23	1.42	1.26	1.57	1.53	1.51
Net earnings	14.9	25.8	5.9	31.9	41.8	25.3	40.7	5.8
Net earnings per share, basic	0.41	0.71	0.16	0.88	1.15	0.70	1.12	0.16
Net earnings per share, diluted	0.41	0.70	0.15	0.83	1.12	0.69	1.10	0.16

Weighted average number of common shares outstanding:
(millions)
Basic	36.5	36.5	36.5	36.4	36.4	36.4	36.3	36.3
Diluted	36.5	36.5	36.5	36.5	36.6	36.5	36.5	36.4

[1]	Refer to section “Reconciliations” for reconciliation to net earnings for the last eight quarters.

Revenues and operating EBITDA may vary from quarter to quarter due to a number of factors. They include: the size and number of construction contracts in progress; changes in the revenue mix of service and construction contracts and the contract life cycle of large construction contracts; recognition of investment tax credits; fluctuations in foreign exchange rates; volume of subcontract activity; and the impact of revisions of total cost and revenue estimates on construction contracts, including the recognition or reversal of contract loss provisions.

The volatility in the Company’s net earnings over the last eight quarters was due to many factors such as the variability in share-based compensation and foreign exchange gains and losses, as well as the costs related to restructuring, enterprise improvement initiatives, acquisitions and settlement of executive compensation. These factors affecting the comparability of quarterly net earnings are provided in section “Reconciliations” of this MD&A.

While the Company reports quarterly, its results should be viewed from a long-term perspective. For this reason and the reasons cited above, the Company cautions readers that quarter to quarter comparisons of the Company’s financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance.

LIQUIDITY

The Company’s principal sources of liquidity are cash provided by operations, collection or securitization of orbital receivables and access to credit facilities and equity capital resources, including public common share offerings. The Company’s primary short-term cash requirement is to fund working capital, including supplier payments on long-term construction contracts and fixed overhead costs. Working capital requirements can vary significantly from period to period. The Company’s medium-term cash requirements are to service and repay debt and to invest in facilities, equipment, technologies, and research and development for growth initiatives. Cash is also used to pay dividends and finance other long-term strategic business initiatives.

The Company believes that its principal sources of liquidity will be sufficient to enable the Company to meet its anticipated operating, capital expenditure, growth, investment, debt service, dividend, and other financial requirements in the near term.

Summary of statement of cash flows

The following table provides selected cash flow information.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
($ millions)
Cash provided by operations[1]	73.0	79.9	191.4	251.3
Changes in operating assets and liabilities	(31.6)	(103.0)	(141.1)	(194.8)

Cash provided by (used in) operating activities	41.4	(23.1)	50.3	56.5
Cash used in investing activities	(25.0)	(34.5)	(82.2)	(88.1)
Cash provided by financing activities	5.5	69.2	51.3	8.3
Effect of foreign exchange on cash and cash equivalents	(0.9)	0.6	(0.8)	(4.3)
Cash and cash equivalents, beginning of period	(7.5)	1.8	(5.1)	41.6

Cash and cash equivalents, end of period[2]	13.5	14.0	13.5	14.0

[1]	Before changes in operating assets and liabilities.
[2]	Cash and cash equivalents less bank overdraft.

Operating activities

In the third quarter of 2017, the Company generated $41.4 million in cash from operating activities after changes in non-cash working capital items compared to the use of $23.1 million in cash for the same period of last year. For the nine months ended September 30, 2017, the Company generated $50.3 million from operating activities compared to $56.5 million in the corresponding period of last year. The increase for the current quarter was primarily due to higher customer payments on satellite construction programs, and more favourable timing of customer payments compared to revenue recognized under percentage of completion accounting, offset by higher payments for acquisition and restructuring related expenses and other changes in working capital. For the nine months ended September 30, 2017, cash provided by operating activities was impacted by higher payments for acquisition and restructuring related expenses of $48.7 million compared to $11.4 million for the same period in the prior year.

Cash flows from operating activities can vary significantly from period to period as a result of the Company’s working capital requirements, given its portfolio of large construction programs and the timing of milestone receipts and payments with customers and suppliers in the ordinary course of business. Investment in working capital is also necessary to build the Company’s business and manage lead times in construction activities. In the first nine months of 2017, the increase in working capital was primarily due to the continued draw down on the pool of advance payments received from customers in prior periods. Working capital was also impacted by extended payment terms on two satellite programs. The Company expects working capital account balances to continue to vary from period to period. The Company efficiently funds its working capital requirements with the revolving loan facility.

Investing activities

The Company used $25.0 million for investing activities in the third quarter of 2017 compared to $34.5 million for the same period of last year. For the nine months ended September 30, 2017, the Company used $82.2 million for investing activities compared to $88.1 million in the corresponding period of last year. For the year to date, the major investing activities were purchases of property, plant and equipment of $35.9 million (nine months ended September 30, 2016 - $32.1 million) and investments in technologies and software of $56.5 million (nine months ended September 30, 2016 - $57.1 million), partially offset by a decrease in restricted cash of $9.9 million (nine months ended September 30, 2016 - $0.7 million). The decrease in restricted cash related primarily to a release of funds from a supplier escrow account on a major satellite program.

Financing activities

The Company received $5.5 million in cash from financing activities in the third quarter of 2017 compared to $69.2 million for the same period of last year. For the nine months ended September 30, 2017, the Company received $51.3 million from financing activities compared to $8.3 million during the same period in 2016. During the first nine months of 2017, financing activities included drawdowns of $288.1 million under the Company’s revolving loan facility compared to repayments of $18.2 million for the same period of last year. The Company used proceeds of $145.4 million from its revolving loan facility to repay its 2017 Term Notes in full upon maturity on February 22, 2017 and a portion of its 2024 Term Notes. Other major financing activities during the nine months ended September 30, 2017 were interest payments on long-term debt of $32.9 million (nine months ended September 30, 2016 - $26.6 million) and dividend payments of $40.4 million (nine months ended September 30, 2016 - $40.3 million). During the nine months ended September 30, 2016, the Company also received $90.8 million from a drawdown under its revolving securitization facility.

Credit facilities

The following table summarizes the Company’s long-term debt.

	September 30, 2017	December 31, 2016
($ millions)
Syndicated credit facility	594.1	349.3
Senior term notes	282.2	451.5
Financing fees	(0.5)	(0.6)
Obligations under finance leases	6.1	6.4

Long-term debt	881.9	806.6

Credit facilities

As at September 30, 2017, the Company had in place a senior secured syndicated credit facility with several North American and international banks. The syndicated credit facility was comprised of a revolving loan facility of up to US$700 million, which could be drawn in Canadian and U.S. dollars. The revolving loan facility included a US$125 million sub limit under which letters of credit could be issued. The syndicated credit facility was to mature in September 2020. The syndicated credit facility was guaranteed by certain of the Company’s subsidiaries and the loans are secured by assets of the Company and its subsidiaries.

Loans under the syndicated credit facility bore interest at CDOR or Bankers’ Acceptance plus an applicable margin for Canadian dollar advances, and at U.S. LIBOR plus an applicable margin for U.S. dollar advances. The margin varied with the Company’s consolidated debt to EBITDA ratio. As at September 30, 2017, the applicable margin was 2.0%.

On October 5, 2017, the Company closed the financing for a US$3.75 billion credit facility (the “Financing”) that was used to acquire DigitalGlobe’s equity, refinance DigitalGlobe’s debt, refinance Maxar’s existing US$700 million syndicated credit facility and 2024 Notes, pay transaction fees and expenses, fund working capital, and for general corporate purposes. The Financing consists of (a) a four year senior secured first year lien revolving credit facility in an aggregate principal amount of US$1.15 billion provided by a syndicate of banks, (b) a four year senior secured first lien operating facility in aggregate principal amount of US$100 million provided by a syndicate of banks, (c) a senior secured first lien term loan A facility in an aggregate principal amount of US$500 million consisting of a US$250 million tranche with a three year maturity and a US$250 million tranche with a four year maturity provided by a syndicate of banks, and (d) a seven year senior first lien term loan B facility in an aggregate principal amount of US$2 billion from institutional investors. All the facilities are repayable at any time without penalty, with the exception of a 1% premium that would apply in the first six months in the case of the term loans B. The bank term loans are payable on maturity, and the institutional term loans B amortize at 1% each year. All the facilities are based on floating rates of interest. The Company may swap a portion of the floating rate into a fixed rate.

The Company has significant unused borrowing capacity under its revolving facilities and ready access to capital markets on an as-required basis to finance growth initiatives.

The Company also has in place a total of US$125 million in letter of credit agreements with major banks.

Senior term notes

As at September 30, 2017, the Company had a twelve-year senior secured note purchase agreement for US$250 million with two major U.S. private lenders (the “2024 Term Notes”). The 2024 Term Notes bore interest at a fixed rate of 4.31% per annum and were repayable in five equal annual installments beginning in November 2020. As a result of the drawdowns of the revolving securitization facility, the Company agreed to prepay a portion of the 2024 Term Notes. The Company prepaid $18.4 million (US$13.7 million) of the principal amount in the fourth quarter of 2016 and $13.5 million (US$10.2 million) in the first quarter of 2017. US$226 million of 2024 Term Notes are outstanding as at September 30, 2017.

The 2024 Term Notes were guaranteed by certain of the Company’s subsidiaries and secured by assets of the Company and its subsidiaries. The 2024 Term Notes could be repaid, at the Company’s option, in whole or in part, together with accrued interest and a make-whole premium. The senior term notes ranked equally with the obligations under the credit agreements.

On October 5, 2017, concurrent with the DigitalGlobe Transaction, the Company prepaid the 2024 Term Notes in full. The Company paid a total of $312.2 million (US$250.2 million) covering principal, accrued interest and a make-whole premium.

The Company also had a long-term debt agreement for US$100 million with a private lender (the “2017 Term Notes”). The 2017 Term Notes were repaid in full at maturity on February 22, 2017.

Debt covenants

As at September 30, 2017, the Company was in compliance with all covenants under its various credit facilities and long-term debt agreement.

Securitization liability

The Company has in place a revolving securitization facility agreement with an international financial institution. Under the terms of the agreement, the Company may offer to sell up to US$400 million of eligible orbital receivables from time to time with terms of seven years or less discounted to face value using prevailing market rates. In 2016, the Company executed two drawdowns and sold orbital receivables with book value of $148.6 million (US$112.1 million) for net proceeds of $163.0 million (US$123.1 million). The proceeds of the drawdowns were used to pay down long-term debt but the facility will ultimately be used to help fund growth initiatives. There were no drawdowns executed in the nine months ended September 30, 2017.

The orbital receivables that were securitized remain on the Company’s balance sheet as the Company continues to service the orbital receivables and has retained substantially all of the risks and rewards of ownership. The net proceeds received have been recognized as a securitization liability that has been subsequently measured at amortized cost using the effective interest rate method. The securitized orbital receivables and the securitization liability are being drawn down as payments are received from the customers and passed on to the international financial institution. The Company continues to recognize orbital income on the orbital receivables that are subject to the securitization transactions and recognizes interest expense to accrete the securitization liability to the value at maturity.

Contingencies

In May 2017 through July 2017, several lawsuits were filed by DigitalGlobe shareholders in the U.S. District Court for the District of Colorado and the U.S. District Court for the District of Delaware. In the lawsuits, the plaintiffs allege, among other things, that in connection with Maxar’s acquisition of DigitalGlobe, DigitalGlobe and Maxar purportedly agreed to a supposedly inadequate price for the DigitalGlobe capital stock, provided or supervised the providing of allegedly misleading and incomplete disclosures in a Form F-4 registration statement, and engaged in alleged self-dealing. The complaints seek to recover under Sections 14(a) and 20(a) of the U.S. Exchange Act for alleged misstatements and omissions in the Form F-4 registration statement. The complaints seek declaratory and injunctive relief (including rescinding the transaction and rescissory damages), an order directing the dissemination of a registration statement that is not false or misleading, and an award of attorneys’ and experts’ fees. The lawsuits have been consolidated and are currently pending in the U.S. District Court for the District of Colorado.

While it is too early to predict the outcome of litigation or a reasonable range of potential losses, Maxar believes these lawsuits are without merit. Additional lawsuits arising out of or relating to the Merger Agreement or the DigitalGlobe Transaction may be filed in the future.

In October 2017, Foros Advisors LLC (“Foros”) filed a lawsuit in the U.S. District Court for the Southern District of New York. The lawsuit alleges that DigitalGlobe breached a contract with Foros by not offering Foros the opportunity to serve as advisor to DigitalGlobe in connection with Maxar’s acquisition of DigitalGlobe. The lawsuit seeks damages in an amount not less than US$18 million for this breach, plus pre-judgment interest.

While it is too early to predict the outcome of litigation or a reasonable range of potential losses, Maxar believes this lawsuit is without merit.

All of the former holders of DigitalGlobe Series A Convertible Preferred Stock and holders of 352,225 shares of DigitalGlobe common stock have taken steps to exercise appraisal rights under Section 262 of the Delaware General Corporation Law (“DGCL”). If any such holder abandons or fails to perfect their appraisal rights under the DGCL, such holder will be entitled to receive the merger consideration that it would have otherwise been entitled to receive pursuant to the Merger Agreement. If all such holders abandon or fail to perfect their appraisal rights, the aggregate merger consideration that would be payable to such former holders is US$59.7 million in cash and 1,068,405 common shares of the Company.

SIGNIFICANT ACCOUNTING POLICIES AND THE USE OF ESTIMATES

Refer to section “Significant Accounting Policies and the Use of Estimates” of the Company’s MD&A for the year ended December 31, 2016 and note 3 of the Company’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2016 for the Company’s significant accounting policies.

NEW ACCOUNTING STANDARDS

In May 2014, the International Accounting Standards Board (“IASB”) issued IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company has established an implementation plan and intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018 and apply IFRS 15 retrospectively to prior periods.

Based on a preliminary analysis, the Company expects that the significant majority of long-term construction and service contracts currently accounted for under the percentage-of-completion method will meet the requirements for revenue recognition over time under IFRS 15, and the Company will continue to apply a costs incurred to expected total cost model. The Company anticipates that its method for accounting for contract loss provisions will change. A contract with a customer will be considered onerous and a loss provision will be recognized only if it becomes probable that the total estimated direct costs of the contract, excluding allocated overheads, would exceed total contract revenues. Previously, the Company recognized a contract loss provision if it became probable that total contract costs, including allocated overheads, exceeded total contract revenues. The impact of this change in accounting policy, when adopted, would decrease the frequency and amount of contract loss provisions recognized. The Company continues to assess whether there will be a change in the timing of revenue recognition relating to identification of performance obligations as well as the accounting for customer options, contract modifications, variable consideration, and financing elements within a contract.

The Company is continuing its review of all significant construction and service contracts in place and is in the process of quantifying the amount of adjustments that may be applicable to onerous contracts in addition to adjustments, if any, that may be required relating to the other aspects of IFRS 15. In addition, the Company is assessing the new disclosure requirements and any changes that may be required to systems and processes to prepare the new disclosures. The Company will complete its accounting analysis, quantification of adjustments and revisions to disclosures relating to revenue recognition under IFRS 15 during the fourth quarter of 2017.

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially-reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Earlier adoption is permitted.

The Company has completed its initial review of the new standard and has identified a limited number of potential differences. In particular, the Company is reviewing its current process for managing orbital receivables, changes in hedge accounting requirements and how they relate to foreign exchange risk management strategies, and its process for managing and estimating provisions for credit losses on trade and orbital receivables. At this stage, the Company continues to assess the potential impact of IFRS 9 on its consolidated financial statements and does not intend to early adopt the standard.

In January 2016, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted, but only if also applying IFRS 15 - Revenue from Contracts with Customers. The Company is currently evaluating the impact of IFRS 16 on its financial statements.

RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2017, the Company had no transactions with related parties as defined in IAS 24 - Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment or directorship arrangements.

FINANCIAL INSTRUMENTS

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. Foreign exchange forward contracts are used to hedge the Company’s exposure to currency risk on sales, purchases, cash, net investments and loans denominated in a currency other than the functional currency of the Company’s domestic and foreign operations. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether the Company formally documents such relationships as hedges in accordance with hedge accounting requirements.

As at September 30, 2017, the Company had foreign exchange forward purchase contracts for $307 million (December 31, 2016 - $300 million) and foreign exchange forward sales contracts for $497 million (December 31, 2016 - $633 million).

Derivative financial instruments are measured at fair values, which are determined with reference to quoted bid or ask prices where available. In the absence of an active market or direct quote, the Company determines fair value based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

When derivative financial instruments are designated in a qualifying hedging relationship and hedge accounting is applied, the effectiveness of the hedges is measured at the end of each reporting period and the effective portion of changes in fair value is recognized in other comprehensive income and any ineffective portion is recognized immediately in earnings. For foreign exchange forward contracts used to manage risk associated with foreign currency rates, amounts are transferred from accumulated other comprehensive income to revenue or direct costs, selling, general and administration when the underlying transaction affects earnings. For derivative financial instruments not in a qualifying hedging relationship, changes in fair value are recognized immediately in earnings as a foreign exchange gain or loss or other account, as appropriate.

As at September 30, 2017, the Company’s foreign exchange forward contracts had a cumulative net unrealized gain on fair valuation of $2.1 million (December 31, 2016 - cumulative net unrealized loss of $0.3 million). Derivative financial instruments that qualified for hedge accounting had a cumulative net loss on fair valuation of $1 million recorded in other comprehensive income as at September 30, 2017 (December 31, 2016 - cumulative net gain of $8 million).

The nature and extent of risks arising from financial instruments, and their related risk management, are described in the Company’s MD&A and consolidated financial statements for the year ended December 31, 2016. In the nine months ended September 30, 2017, there was no material change to the nature of risks arising from or classification of financial instruments, or related risk management objectives.

ADDITIONAL INFORMATION

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

During the first quarter of 2017, the Company successfully implemented a new enterprise resource planning system for the Company’s facilities in Montreal, Canada. The implementation included modules for the general ledger, project management and manufacturing. Internal controls have been documented and tested for adequacy and effectiveness. The changes in internal controls have materially affected the Company’s internal control over financial reporting related to these areas. The Company continues to implement the new enterprise resource planning system at certain of its operations.

There were no changes in the Company’s internal controls over financial reporting that occurred in the quarter ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Because of the inherent limitations in a cost-effective control system, any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the consolidated financial statements. Additionally, management is required to use judgment in evaluating controls and procedures.

Dividends

Quarterly common share dividends paid in 2017:

Dividend per share, paid March 31, 2017	$0.37
Dividend per share, paid June 30, 2017	$0.37
Dividend per share, paid September 29, 2017	$0.37

On November 2, 2017, the Company declared a quarterly dividend of $0.37 per common share payable on December 29, 2017 to shareholders of record at the close of business on December 15, 2017.

Outstanding share data

The Company’s notice of articles authorize the issuance of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at September 30, 2017, the Company had 36,453,072 common shares outstanding.

On October 5, 2017, the Company issued 19,644,240 common shares to the holders of DigitalGlobe common stock and DigitalGlobe equity award holders on the closing of the DigitalGlobe Transaction.

As at October 13, 2017, the Company had 56,127,317 common shares outstanding. In addition there were 4,672,204 share appreciation rights outstanding that may, at the discretion of the Company, be satisfied by common shares of the Company issued from treasury.

The Company’s Deferred Share Unit Plan provides that deferred share units (“DSUs”) could be satisfied, at the discretion of the Company, by common shares of the Company issued from treasury rather than by payment in cash. As at October 13, 2017, there were 74,297 DSUs outstanding.

Public securities filings

Additional information about Maxar, including its most recent Annual Information Form, is available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.mdacorporation.com.

RECONCILIATIONS

The following table reconciles operating EBITDA and operating earnings to net earnings for the last eight quarters.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2017	2017	2017	2016	2016	2016	2016	2015
($ millions)
Operating EBITDA	89.9	94.3	89.2	92.9	84.3	96.4	97.2	94.8
Corporate expense	(4.9)	(6.0)	(5.3)	(4.1)	(3.9)	(4.2)	(4.2)	(2.7)
Net finance expense	(13.9)	(14.6)	(14.0)	(13.4)	(11.4)	(11.7)	(12.9)	(11.8)
Depreciation and amortization[1]	(14.0)	(15.3)	(14.6)	(15.2)	(14.9)	(14.4)	(15.1)	(15.6)
Income tax expense on operating earnings	(12.2)	(11.4)	(10.4)	(8.5)	(8.0)	(8.9)	(9.1)	(9.8)

Operating earnings	44.9	47.0	44.9	51.7	46.1	57.2	55.9	54.9
Items affecting comparability:
Share-based compensation recovery (expense)	(6.6)	(2.6)	(6.5)	5.2	3.0	(23.6)	(3.9)	(13.9)
Amortization of acquisition related intangible Assets	(10.0)	(10.8)	(10.6)	(10.7)	(11.1)	(10.3)	(11.0)	(10.7)
Acquisition related expense	(12.0)	(16.1)	(10.7)	—	—	—	—	—
Restructuring and enterprise improvement costs	(1.0)	(6.1)	(14.3)	—	—	—	(4.8)	(10.4)
Executive compensation settlement	—	—	—	—	—	(3.0)	—	—
Foreign exchange differences	0.5	13.1	0.2	(7.2)	2.0	(2.2)	3.8	(8.9)
Income tax expense adjustment	(0.9)	1.3	2.9	(7.1)	1.8	7.2	0.7	(5.2)

Net earnings	14.9	25.8	5.9	31.9	41.8	25.3	40.7	5.8

[1]	Excludes amortization of acquisition related intangible assets.

PRO FORMA FINANCIAL INFORMATION

The following unaudited limited pro forma financial information has been presented based on the information available and the analysis management has been able to undertake at the time of issuance of this MD&A. Complete preliminary purchase price allocation and full pro forma financial information giving effect to the Company’s acquisition of DigitalGlobe has not been presented since the valuation of assets acquired and liabilities assumed has not been completed by management due to the timing of the closing date relative to the date of issuance of this MD&A. Management currently anticipates that these preliminary valuations, including consideration of the income tax implications thereof, will be completed prior to the Company’s issuance of its fiscal 2017 annual consolidated financial statements and anticipates more comprehensive information being provided at that time.

The unaudited limited pro forma financial information does not include information regarding pro forma interest, depreciation, amortization or income tax expense as this information is dependent on the outcomes of the valuation processes, and therefore, is not available at this time. Accordingly, readers are cautioned that the limited information below does not constitute a complete pro forma statements of earnings, rather only selected earnings statement information based on information that is available at this time.

The unaudited limited pro forma financial information gives effect to the Company’s acquisition of DigitalGlobe using the acquisition method of accounting for business combinations with the Company identified as the acquirer, and is based on the respective historical unaudited condensed consolidated financial information of the Company and DigitalGlobe for the periods presented below. The DigitalGlobe information has been extracted from its accounting records as a separate set of consolidated financial statements prepared in accordance with US GAAP has not been issued. This unaudited limited pro forma financial information is for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the proposed acquisition had been completed at the beginning of the year for the period presented, nor do they purport to project the results of operations of the combined entities for any future period or as of any future date. This limited unaudited pro forma financial information may not be useful in predicting the results of operations of the combined company in the future. The actual results of operations may differ significantly from this limited pro forma financial information.

The Company defines adjusted EBITDA, a non-IFRS financial measure, as operating EBITDA less unallocated corporate expenses. Refer to section “Non-IFRS Financial Measures” of this MD&A for further discussion on the use of non-IFRS financial measures.

Limited pro forma financial information:

	Maxar	DigitalGlobe			Pro Forma	Pro Forma
	IFRS	US GAAP	US GAAP	IFRS	Adjustments	Combined
For the three months ended September 30, 2017	C$	US$	C$	C$	C$	C$
($ millions)				(note 1)	(note 2)
Revenues	421.3	222.9	279.2	23.9	(12.3)	712.1
Direct costs, selling, general and administration	340.4	115.8	145.1	—	(6.5)	479.0
Foreign exchange gain	(4.6)	—	—	—	—	(4.6)
Share-based compensation expense	6.6	5.9	7.4	—	—	14.0
Equity in earnings from joint ventures	—	(0.1)	(0.1)	—	—	(0.1)
Other expense	13.0	2.8	3.5	—	(14.9)	1.6

EBITDA	65.9	98.5	123.3	23.9	9.1	222.2
Corporate expense	4.9	3.4	4.2	—	—	9.1
Share-based compensation expense	6.6	5.9	7.4	—	—	14.0
Acquisition related expense	12.0	2.3	2.9	—	(14.9)	—
Restructuring costs	1.0	0.5	0.6	—	—	1.6
Equity in earnings from joint ventures	—	(0.1)	(0.1)	—	—	(0.1)
Foreign exchange differences	(0.5)	—	—	—	—	(0.5)

Operating EBITDA	89.9	110.5	138.3	23.9	(5.8)	246.3
Corporate expense	(4.9)	(3.4)	(4.2)	—	—	(9.1)

Adjusted EBITDA	85.0	107.1	134.1	23.9	(5.8)	237.2

	Maxar	DigitalGlobe			Pro Forma	Pro Forma
	IFRS	US GAAP	US GAAP	IFRS	Adjustments	Combined
For the nine months ended September 30, 2017	C$	US$	C$	C$	C$	C$
($ millions)				(note 1)	(note 2)
Revenues	1,419.3	658.3	860.2	74.9	(39.4)	2,315.0
Direct costs, selling, general and administration	1,165.9	339.6	443.6	—	(17.1)	1,592.4
Foreign exchange gain	(17.6)	—	—	—	—	(17.6)
Share-based compensation expense	15.6	18.2	23.8	—	—	39.4
Loss from early extinguishment of debt	—	0.5	0.7	—	—	0.7
Equity in earnings from joint ventures	—	(0.9)	(1.2)	—	—	(1.2)
Other expense	60.2	15.4	20.3	—	(57.6)	22.9

EBITDA	195.2	285.5	373.0	74.9	35.3	678.4
Corporate expense	16.2	10.0	13.1	—	—	29.3
Share-based compensation expense	15.6	18.2	23.8	—	—	39.4
Acquisition related expense	38.8	14.6	19.1	—	(57.6)	0.3
Restructuring costs	21.4	1.1	1.4	—	—	22.8
Loss from early extinguishment of debt	—	0.5	0.7	—	—	0.7
Equity in earnings from joint ventures	—	(0.9)	(1.2)	—	—	(1.2)
Foreign exchange differences	(13.8)	—	—	—	—	(13.8)

Operating EBITDA	273.4	329.0	429.9	74.9	(22.3)	755.9
Corporate expense	(16.2)	(10.0)	(13.1)	—	—	(29.3)

Adjusted EBITDA	257.2	319.0	416.8	74.9	(22.3)	726.6

Notes to limited pro forma financial information:

Note 1: Adjustments to IFRS from US GAAP:

Under its application of IFRS, the Company imputes interest on advance payments received from customers that contain a financing element and classifies such amounts as a component of revenue. DigitalGlobe has not historically recognized a financing element as there is no requirement to do so under US GAAP. The Company determines the interest rate to be applied to the advance payments based on the Company’s prevailing borrowing rate at contract inception and the interest rate is not updated for changes in the circumstances. The effect of conforming DigitalGlobe’s accounting policy for imputing interest on advance payments received from customers that contain a financing element is to increase deferred revenue with an offsetting charge to finance expense. When the products and services are delivered, deferred revenue and revenue are adjusted based on the delivery of the respective goods and services. The effect of the resulting change in accounting for the financing element on advance customer payments was to increase revenue by $21.2 million (US$17.0 million) and $66.6 million (US$50.9 million) for the three and nine month periods ended September 30, 2017, respectively.

Under IFRS, the Company treats contract amendments that provide for additional services that are distinct from the original contract as modifications of the original contract. Remaining revenue of the modified contract is recognized prospectively based on the terms of and over the remaining life of the modified contract. Under US GAAP, DigitalGlobe accounted for such contract amendments as new arrangements and not as modifications of the original contract. Accordingly, there was no change to the amortization of the deferred revenue related to the original contract under US GAAP. The differences in deferred revenue recognition and method of amortization impacted the timing and amount of revenue recognized; accordingly, revenue was increased by $2.7 million (US$2.1 million) and $8.3 million (US$6.4 million) for the three and nine months ended September 30, 2017, respectively, as a result of conforming this accounting policy.

Note 2: Pro Forma Adjustments:

Revenue has been adjusted to reflect management’s preliminary estimate of the impact during the pro forma period of the fair value of DigitalGlobe’s deferred revenue.

Revenue and direct costs, selling, general and administration expense have been adjusted to reflect the elimination of intra entity transactions during the periods and other expense has been adjusted to reflect the elimination of transaction related expenses.

Reconciliation of Pro Forma Revenue and Operating EBITDA by segment:

The following table summarizes limited pro forma financial information for the seven most recently completed quarters since the first quarter of 2016.

The revenues and expenses for DigitalGlobe for each quarter were translated into Canadian dollars using the average rate for the period. The revenues and adjusted EBITDA of DigitalGlobe were conformed to IFRS from US GAAP as a result of the adjustments referred to in Note 1 above.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2017	2017	2017	2016	2016	2016	2016
($ millions)
Pro forma revenues:
Communications	256.0	332.4	332.0	322.3	354.8	361.4	403.2
Surveillance and Intelligence	165.3	171.3	162.4	180.7	141.1	141.2	159.2
DigitalGlobe	290.8	314.0	290.7	270.7	250.4	239.0	255.3

	712.1	817.7	785.1	773.7	746.3	741.6	817.7
Pro forma adjusted EBITDA:
Communications	43.0	41.1	50.5	39.5	58.2	56.2	59.5
Surveillance and Intelligence	46.9	53.2	38.6	53.4	26.1	40.3	37.7
DigitalGlobe	156.4	168.2	157.9	158.0	156.8	151.4	161.0

Pro forma operating EBITDA	246.3	262.5	247.0	250.9	241.1	247.9	258.2
Corporate expenses	(9.1)	(10.5)	(9.7)	(8.5)	(8.3)	(8.6)	(8.6)

	237.2	252.0	237.3	242.4	232.8	239.3	249.6

Foreign exchange translation:

The following exchange rates were used in translating DigitalGlobe’s amounts into Canadian dollars for purposes of preparing the limited pro forma financial information above:

Three months ended March 31, 2016	Average rate	$1 Canadian = U.S. $0.7280
Three months ended June 30, 2016	Average rate	$1 Canadian = U.S. $0.7761
Three months ended September 30, 2016	Average rate	$1 Canadian = U.S. $0.7665
Three months ended December 31, 2016	Average rate	$1 Canadian = U.S. $0.7495
Three months ended March 31, 2017	Average rate	$1 Canadian = U.S. $0.7560
Three months ended June 30, 2017	Average rate	$1 Canadian = U.S. $0.7436
Three months ended September 30, 2017	Average rate	$1 Canadian = U.S. $0.7985